UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Webzen Inc.
(Name of Issuer)

Common Stock, 500 Won per share
(Title of Class of Securities)

94846M102
(CUSIP Number)

Daelim Acrotel Building 6th Floor 467-6 Dogok-Dong, Kangnam-Gu Seoul, Korea 135-971
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications) December 28, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d–1(e), 240.13d–1(f) or 240.13d–1(g), check the following box.  ☒

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of section 18 of the Securities Exchange Act of 1934 (“Exchange Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 94846M102

1	NAME OF REPORTING PERSONS. NAM-JU KIM
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA, REPUBLIC OF
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 813,279 common stock
	8.	SHARED VOTING POWER 2,166,433 common stock*
	9.	SOLE DISPOSITIVE POWER 813,279 common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,712 common stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN
____________
* Beneficial ownership of 797,649 shares of Common Stock owned by Woori Investment Security Co., Ltd. is being reported hereunder because Nam-Ju Kim  may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Nam-Ju Kim that he is the beneficial owner of any Common Stock owned by Woori Investment Security Co., Ltd. for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the "Exchange Act" ), or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102

1	NAME OF REPORTING PERSONS. KI-YONG CHO
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA, REPUBLIC OF
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 662,093 common stock
	8.	SHARED VOTING POWER 2,317,619 common stock*
	9.	SOLE DISPOSITIVE POWER 662,093 common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,712 common stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN
_____________
* Beneficial ownership of 797,649 shares of Common Stock owned by Woori Investment Security Co., Ltd. is being reported hereunder because Nam-Ju Kim  may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and Nam-Ju Kim and Ki-Yong Cho may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Ki-Yong Cho that he is the beneficial owner of any Common Stock owned by Woori Investment Security Co., Ltd. for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102

1	NAME OF REPORTING PERSONS. KIL-SAUP SONG
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA, REPUBLIC OF
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 622,491 common stock
	8.	SHARED VOTING POWER 2,357,221 common stock*
	9.	SOLE DISPOSITIVE POWER 622,491 common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,712 common stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN
____________
* Beneficial ownership of 797,649 shares of Common Stock owned by Woori Investment Security Co., Ltd. is being reported hereunder because Nam-Ju Kim  may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and Nam-Ju Kim and Kil-Saup Song may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Kil-Saup Song that he is the beneficial owner of any Common Stock owned by Woori Investment Security Co., Ltd. for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102

1	NAME OF REPORTING PERSONS. WON-SEON KIM
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA, REPUBLIC OF
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 84,200 common stock
	8.	SHARED VOTING POWER 2,895,512 common stock*
	9.	SOLE DISPOSITIVE POWER 84,200 common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,712 common stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14.	TYPE OF REPORTING PERSON (See Instructions) IN
___________
* Beneficial ownership of 797,649 shares of Common Stock owned by Woori Investment Security Co., Ltd. is being reported hereunder because Nam-Ju Kim  may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and Nam-Ju Kim and Won-Seon Kim may be deemed to have formed a group.  Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Won-Seon Kim that he is the beneficial owner of any Common Stock owned by Woori Investment Security Co., Ltd. for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

CUSIP No. 94846M102

1	NAME OF REPORTING PERSONS. WOORI INVESTMENT SECURITY CO., LTD.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS WC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION KOREA, REPUBLIC OF
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7.	SOLE VOTING POWER 797,649 common stock
	8.	SHARED VOTING POWER 2,182,063 common stock*
	9.	SOLE DISPOSITIVE POWER 797,649 common stock
	10.	SHARED DISPOSITIVE POWER None
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,979,712 common stock*
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 23.0%
14.	TYPE OF REPORTING PERSON (See Instructions) CO
___________
* Beneficial ownership of 2,182,063 shares of Common Stock owned by Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim (the “Individuals”) is being reported hereunder because Woori Investment Security Co., Ltd. may be deemed to have beneficial ownership of such shares as a result of the arrangement described in this Schedule 13D, and the Individuals may be deemed to have formed a group. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by Woori Investment Security Co., Ltd. that it is the beneficial owner of any Common Stock owned by the Individuals for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

Item 1. Security and Issuer.

This Schedule 13D relates to the common stock, par value ~~W~~500 per share (the “Common Stock”), of Webzen, Inc., a company incorporated with limited liability under the laws of the Republic of Korea (the “Issuer”).  The principal executive office of the Issuer is located at Daelim Acrotel Building 6th Floor 467-6 Dogok-Dong, Kangnam-Gu Seoul, Korea 135-971.

Item 2. Identity and Background

This Schedule 13D is filed on behalf of (i) Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song, Won-Seon Kim (“Individual Reporting Persons”) and (ii) Woori Investment & Securities Co., Ltd. (“Woori I&S”, together with Individual Reporting Persons, “Reporting Persons”). Each of the Individual Reporting Persons recently was or currently is a Director and/or a member of the senior management of the Issuer. Due to this relationship, the Individual Reporting Persons are deemed to co-hold the shares of Common Stock under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea.

Below is the name, business address, present principal occupation or employment and citizenship of each of the Individual Reporting Persons, as of the date hereof.
Name	Residence or business address	Present principal occupation	Citizenship

Nam-Ju Kim	Daelim Acrotel Building 6th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul, Korea 135-971	President, CEO and Director of the Issuer	Korea

Ki-Yong Cho	Joongwon Building 8th Fl, 158-3 Sokchon-Dong Songpa-Gu, Seoul Korea 138-190	CEO of Reloaded Studios, Inc.	Korea

Kil-Saup Song	Daelim Acrotel Building 6th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul, Korea 135-971	Director of the Issuer	Korea

Won-Seon Kim	Daelim Acrotel Building 6th Fl, 467-6 Dogok-Dong Kangnam-Gu, Seoul, Korea 135-971	CFO and Director of the Issuer	Korea

Woori I&S is a Korean securities firm providing a range of financial services including securities trading and brokerage services, wealth management services, financial consulting services and investment banking services. The address of the principal office of Woori I&S is Woori Investment & Securities Bldg., 23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea. Woori I&S is a public company with common stock listed on the Korea Exchange. Set forth in Schedule A hereto, which are incorporated herein by reference, are the name, business address, present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted and citizenship of each of the directors and senior officers of Woori I&S, as of the date hereof.

During the past five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named in Schedule A hereto, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). During the past five years, neither the Reporting Persons nor, to the Reporting Persons’ knowledge, any person named in Schedule A hereto, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activity subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or other Consideration

On July 10, 2007, Woori I&S purchased 497,649 shares of Common Stock, or 3.8% of the then outstanding Common Stock, from the Issuer through a block trade after the close of KOSDAQ Market Division of Korea Exchange (“KOSDAQ”). The total amount paid by Woori I&S for the 497,649 shares was ~~W~~7,962,384,000, or ~~W~~16,000 per share, and the funds for shares of the Common Stock came from the working capital of Woori I&S.

On December 26, 2007, Woori I&S purchased 150,000 shares of Common Stock from the Issuer through a block trade after the close of KOSDAQ. The total amount paid by Woori I&S for the 150,000 shares was ~~W~~1,710,000,000, or ~~W~~11,400 per share, and the funds for shares of the Common Stock came from the working capital of Woori I&S.

On December 28, 2007, Woori I&S purchased 150,000 shares of Common Stock from the Issuer through a block trade after the close of KOSDAQ. The total amount paid by Woori I&S for the 150,000 shares was ~~W~~1,860,000,000, or ~~W~~12,400 per share, and the funds for shares of the Common Stock came from the working capital of Woori I&S. After the purchase on December 28, 2007, Woori I&S held 797,649 shares of Common Shares, representing 6.2% of the outstanding Common Stock.

Each time Woori I&S purchased the Common Stock as set forth above, it had an arrangement (the “Arrangement”) with Nam-ju Kim that Woori I&S and Nam-Ju Kim would have a good faith discussion before exercising any voting rights of the Common Stock and that they shall exercise voting rights together in the same direction in accordance with the discussion for matters relating to changing or influencing control of the Issuer, including:

•	elections and dismissals of directors;
•	amendments to the article of incorporation regarding the organization of the Issuer including any change to the board of directors;
•	changes to the capital of the Issuer;
•	approvals of dividend plans;
•	mergers and spin-offs;
•	general share exchanges or stock transfers;
•	transfers or acquisitions of significant business operations;
•	disposals of significant assets; and
•	dissolution of the Issuer.

Item 4. Purpose of Transaction

Woori I&S has purchased the Common Stock for investment purpose based on Issuer’s future business prospect. There has been an understanding between Woori I&S and the Issuer that Woori I&S would provide advice regarding strategic planning and management of the Issuer, but would not directly participate in the management or have a representative on the board of directors.

In December 2007, a Korean company named NeoWave, Inc. reported to the Financial Supervisory Service of Korea that it had purchased the Common Stock in KOSDAQ with a purpose or effect of changing or influencing control of the Issuer.

On December 21, 2007, Woori I&S, Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim each executed and delivered a power of attorney appointing Nam-Ju Kim as the attorney-in-fact with full power and authority to act with respect to all matters related to Section 200-2 of the Securities and Exchange Act of Korea, which sets forth the obligation to report beneficial ownership of equity securities of more than 5% of a class of stock listed on Korea Exchange or KOSDAQ.

Subsequently, as described in Item 3, the Issuer sold 300,000 shares of Common Stock to Woori I&S. The Common Stock held by Woori I&S, Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim are deemed to be co-held by Nam-Ju Kim under Article 10-4-3 of the Presidential Decree to the Securities and Exchange Act of Korea. The main purpose of the Arrangement and the sales of Common Stock to Woori I&S was to increase friendly shares and stabilize the management of the Issuer so that it could focus on the maximization of mid- to long-term shareholder value. The management of the Issuer also intends to obtain advice from the friendly partner, Woori I&S, as to furthering this goal.

There were no changes to the dividend policy, the article of incorporation, bylaws or any other important corporate document in relation to sales of shares of Common Stock to Woori I&S on July 10, December 26 and December 28 of 2007.  Woori I&S may acquire additional shares of Common Stock in the future depending on the Issuer’s future business prospect.

Item 5. Interest in Securities of the Issuer

(a)-(b) There were 12,974,000 shares of Common Stock outstanding (including treasury stock) as of the date hereof.

Nam-Ju Kim individually owns 813,279 shares or 6.3% of the outstanding Common Stock. Due to the Arrangement and the relationship with other Individual Reporting Persons as described above, however, Nam-Ju Kim may be deemed to beneficially own the Common Stock held by Woori I&S, Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim for purposes of Rule 13d-3 under the Exchange Act, in which case, his beneficial ownership represents 2,317,619 shares or 23.0% of the outstanding Common Stock. Nam-Ju Kim has the sole power to vote and dispose of  813,279 shares of Common Stock and has the shared power to vote 2,317,619 shares of Common Stock. He does not have shared power to dispose of the Common Stock owned by others.

Each of Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim individually owns 662,093 shares or 5.1% of the outstanding Common Stock, 622,491 shares or 4.8% of the outstanding Common Stock and 84,200 shares or 0.7% of the outstanding Common Stock, respectively. Due to the relationship among Nam-Ju Kim, Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim, the Individual Reporting Persons may be deemed to have formed a group under Section 13(d)(3) of the Exchange Act and deemed to beneficially own the Common Stock beneficially owned by other Individual Reporting Persons for purposes of Rule 13d-3 under the Exchange Act. Each of Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim has sole power to vote and dispose of the shares of Common Stock they individually own as described above. As a group, they may be deemed to have shared power to vote 2,317,619 shares of Common Stock. Each of Ki-Yong Cho, Kil-Saup Song and Won-Seon Kim does not have shared power to dispose of the Common Stock owned by others.

Woori I&S owns 797,649 shares or 6.2% of the outstanding Common Stock. Under the Arrangement, Woori I&S may influence the voting of Nam-Ju Kim and may be deemed to beneficially own the Common Stock beneficially owned by Nam-Ju Kim for purposes of Rule 13d-3 under the Exchange Act. Woori I&S has the sole power to vote and dispose of 797,649 shares of Common Stock and has the shared power to vote 2,317,619 shares of Common Stock. It does not have shared power to dispose of the Common Stock owned by others.

Neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any of the Reporting Persons that he or it is the beneficial owner of any of the Common Stock referred to herein for purposes of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

(c) Following is the description of transactions in the Common Stock by the Reporting Persons, other than transactions set forth above, that were effected during the past sixty days:

•  On October 23, 2007, Ki-Yong Cho sold 3,500 shares of Common Stock through KOSDAQ at ~~W~~12,188 per share;

•  On October 31, 2007, Ki-Yong Cho sold 2,000 shares of Common Stock through KOSDAQ at ~~W~~11,200 per share;

•  On November 26, 2007, Won-Seon Kim purchased 2,100 shares of Common Stock through KOSDAQ at ~~W~~9,682 per share;

•  On November 27, 2007, Won-Seon Kim purchased 900 shares of Common Stock through KOSDAQ at ~~W~~9,302 per share.

(d) Not applicable.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Please see Items 3 and 4.

Item 7. Material to be Filed as Exhibits

The following documents are filed as exhibits:

Exhibit Number	Exhibit Name

1	Power of Attorney dated December 21, 2007 executed by Woori I&S.

2	Power of Attorney dated December 21, 2007 executed by Ki-Yong Cho.

3	Power of Attorney dated December 21, 2007 executed by Kil-Saup Song.

4	Power of Attorney dated December 21, 2007 executed by Won-Seon Kim.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31 , 2008
(Date)

/s/ Nam-Ju Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31 , 2008
(Date)

/s/ Ki-Yong Cho
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31 , 2008
(Date)

/s/ Kil-Saup Song
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31 , 2008
(Date)

/s/ Won-Seon Kim
(Signature)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 31 , 2008
(Date)
WOORI INVESTMENT SECURITY CO., LTD. /s/YoungTae Moon
(Signature)

YoungTae Moon/ Managing Director
(Name/Title)

Schedule A

Directors and Senior Executive Officers of Woori I&S

The following is a list of the directors and senior executive officers of Woori I&S, setting forth the present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted for each such person. Each director and officer is a citizen of the Republic of Korea and the business address for each director and officer is Woori Investment & Securities Bldg., 23-4 Yeouido-dong, Yeongdeungpo-gu, Seoul, Korea.
Name	Present principal occupation

Jong-Soo Park	President, CEO and Director of Woori I&S

Yong-Ho Shin	Standing Auditor and Director of Woori I&S

Dae-Soo Lee	Executive Managing Director, Business Administration Division and Director of Woori I&S

Young-Gaeng Kim	Director of Woori I&S; executive managing director of Woori Financial Group

Byong-Ki Hwang	Director of Woori I&S

Yung-Joo Kang	Director of Woori I&S; managing advisor of FnGuide Inc.

Young-Bock Son	Director of Woori I&S; CEO of Korea Technology Transfer Center

Kyung-Hee Park	Director of Woori I&S; Professor of Business Administration, Ewha Womans University

Sung-Jun Kim	Director of Woori I&S; Managing Partner, Sankyong